SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO/A
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                ----------------

                         SERVICEWARE TECHNOLOGIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

           Options to Purchase Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                ----------------

                                   81763Q 10 9
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                   Kent Heyman
                      President and Chief Executive Officer
                              333 Allegheny Avenue
                                 Suite 301 North
                           Oakmont, Pennsylvania 15139
                                 (412) 826-1014
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                 with a copy to:

                             Andrew P. Gilbert, Esq.
                              Tod K. Reichert, Esq.
                                Hale and Dorr LLP
                              650 College Road East
                           Princeton, New Jersey 08540
                                 (609) 750-7600

                                ----------------

                            CALCULATION OF FILING FEE

         Transaction Valuation(1)                Amount of filing fee(2)

             $3,173,533.86                              $634.71


(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,796,360 shares of common stock of ServiceWare Technologies, Inc. having a weighted average exercise price of $0.66 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) Amount previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing party: Not applicable.

Form or Registration No.: Not applicable. Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             INTRODUCTORY STATEMENT

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by ServiceWare Technologies, Inc. (the "Company") with the Securities and Exchange Commission on August 28, 2002, as amended on September 17, 2002 (the "Schedule TO") reports the final results of the Company's solicitation of requests from employees and non-employee directors (the "Offer") to exchange options outstanding under the Company's 1996 Amended and Restated Stock Option Plan and the Company's 2000 Stock Incentive Plan to purchase shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), for new options (the "New Options") that will be granted under and subject to the Company's 2000 Stock Incentive Plan, upon the terms and subject to the conditions described in the document entitled "Offer to Exchange Outstanding Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc." dated August 28, 2002 (the "Offer to Exchange"), as attached to the Schedule TO and the related documents filed as exhibits thereto.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer expired at 9:00 a.m. New York Time on Monday, September 30, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 436,460 shares of the Company's Common Stock. The
Company expects that it will issue on or about March 31, 2002 New Options to purchase approximately 436,460 shares of the Company's Common Stock in exchange for the options surrendered in the Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.



                                          SERVICEWARE TECHNOLOGIES, INC.


                                          /s/ Kent Heyman
                                          -------------------------------------
                                          Kent Heyman
                                          President and Chief Executive Officer


Date: October 3, 2002